

December 29, 2011

Via E-mail
Chuan-Tao Zheng
President and Chief Executive Office
Toda International Holdings, Inc.
C/O Dalian TOFA New Materials Development Co, Ltd.
N. 18-2-401 Gangjing Garden
Dandong Street, Zhongshan District
Dalian, Liaoning Province 116001
Peoples Republic of China

      Re: **Toda International Holdings, Inc.**
                Item 4.02 Form 8-K
                Filed December 19, 2011
                File No. 000-52346

Dear Mr. Zheng:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                Sincerely,

                /s/ Blaise A. Rhodes

                Blaise A. Rhodes
                Staff Accountant